Sub-Item 77C

On September 22, 2006, a Special Meeting of Shareholders was held for the JPMorgan Insurance Trust Diversified Equity Portfolio and the JPMorgan Insurance Trust
Intrepid Growth Portfolio.  For each Portfolio, shareholders approved the replacement of the Portfolio’s Fundamental investment objective with a new nonfundamental investment objective. The following table provides the number of votes cast for or against:

Portfolio
Votes For
Votes Against
Diversified Equity Portfolio
7,940,041.682
771,744.280
Intrepid Growth Portfolio
13,211,142.927
1,162,324.410